U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT FOR AGENT OF SERVICE OF PROCESS

A.	Name of issuer or person filing ("Filer"): NOVA Chemicals Corporation
B.	This is (check one)
☒ an original filing for the Filer
☐ an amended filing for the Filer
C.	Identify the filing in conjunction with which this Form is being filed:
	Name of registrant:	NOVA Chemicals Corporation
	Form type:	Registration Statement on Form F-10
	File Number (if known):	333-130652
	Filed by:	NOVA Chemicals Corporation
	Date Filed (if filed concurrently, so indicate):	Filed concurrently
D.	The Filer is incorporated or organized under the federal laws of Canada and has its principal place of business at 1000 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, (403) 750-3600.
E.
The Filer designates and appoints CT Corporation System ("Agent") located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011, (212) 894-8940 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in
(a)	any investigation or administrative proceeding conducted by the Commission; and
(b)
any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered by the Filer on Form F-10 filed with the Commission on or about December •, 2005 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.
The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.
G.
The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Filer's Form F-10; the securities to which such Form F-10 relates; and the transactions in such securities.

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coraopolis, State of Pennsylvania, this 22nd day of December, 2005.

Filer: NOVA Chemicals Corporation	By:	/s/ JACK S. MUSTOE Name: Jack S. Mustoe Title: Senior Vice President, Legal, General Counsel and Corporate Secretary

        This statement has been signed by the following persons in the capacities and on the dates indicated:

CT CORPORATION SYSTEM
By:	/s/ NASEEM A. CORDE Name: Naseem A. Corde Title: Special Assistant Secretary

Date: December 14, 2005